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APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English)
#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5E 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F                [X]                 Form 40-F                 [            ]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                [            ]                 No                [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                        )]

PEACE ARCH LOGO

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

        TAKE NOTICE that the 2002 Annual General Meeting of the Members of Peace Arch Entertainment Group Inc. (hereinafter called the "Company") will be held at 5th floor, 56 East 2nd Avenue, Vancouver, British Columbia, on:

21st February 2002

at the hour of 2:00 o'clock in the afternoon (Pacific Standard Time) for the following purposes:

1.
to receive the Report of the Directors;

2.
to receive the financial statements of the Company for its fiscal year ended 31st August 2001 and the report of the Auditors thereon;

3.
to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.
to determine the number of directors and to elect directors;

5.
to pass a resolution authorizing the directors to arrange from time to time additional private placements that are substantially at arms length, in accordance with The Toronto Stock Exchange guidelines, not to exceed the current number of issued and outstanding shares in the aggregate of the Company and not materially affecting control of the Company; and

6.
to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Dated at Vancouver, British Columbia, this 1st day of January, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
"Juliet Jones"
President and CEO

#500, 56 East 2nd Avenue, Vancouver, B.C., Canada V5T 1B1
Telephone: (604) 681-9308    Facsimile: (604) 681-3299

PEACE ARCH LOGO

Suite 500, 56 East 2nd Avenue
Vancouver, B.C., Canada V5T 1B1
Telephone: (604) 681-9308

INFORMATION CIRCULAR

AS AT AND DATED 1ST JANUARY 2002

        This Information Circular accompanies the Notice of the 2002 Annual General Meeting of Members of Peace Arch Entertainment Group Inc. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

        In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES
MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

        Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND
PRINCIPAL HOLDERS THEREOF

        The Company is authorized to issue 100,000,000 Class A Multiple Voting Shares without par value, 100,000,000 Class B Subordinate Voting Shares without par value and 25,000,000 preference shares without par value. There are issued and outstanding 1,091,875 Class A Multiple Voting Shares and 2,795,971 Class B Subordinate Voting Shares and no preference shares. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and, on a poll, every member present in person or represented by proxy or other proper authority and entitled to vote shall have ten (10) votes for each Class A Multiple Voting Share and one (1) vote for each Class B Subordinate Voting Share of which such member is the registered holder. Presence in person or by proxy of 33 1/3% of the Company's shares issued and outstanding on the record date is required for a quorum.

        To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights attached to any one class of voting securities of the Company, other than:

				Percentage of Class
		Number of Securities
Name	Type of Ownership
		Class A	Class B	Class A	Class B
Working Opportunity Fund (EVCC) Ltd.	Direct	160,000	160,000	14.7%	5.7%

        The directors have determined that all members of record as of the 11th day of January, 2002 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, B.C., Canada, V6E 3X1 or at the Head Office of the Company at Suite 500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

        THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN. WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED FOR THE ADOPTION OF ALL SUCH MATTERS.

ELECTION OF DIRECTORS

        Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted for the nominees herein listed.

        MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

        Management proposes that the number of directors for the Company be determined at six (6) for the ensuing year subject to such increases as may be permitted by the Articles of the Company. The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

No. of Shares Beneficially owned, directly or indirectly, or over which control or direction is exercised at the date of this Information Circular
Principal Occupation and if not at present an elected director, occupation during the past five (5) years
Name and Present office held
	Director Since	Class A Shares	Class B Shares

Juliet Jones West Vancouver, B.C. President and CEO	February 22, 2001	9,981	7,410	President and CEO of Peace Arch Entertainment Group Inc.

John Derek Douglas(1) Richmond, B.C. Audit, Compensation and Greenlight Committees Member	September 14, 2000	Nil	Nil	Senior Vice President of GrowthWorks Capital Ltd. since September 1998.

Yad Garcha(2) Burnaby, B.C. Executive/Corporate Governance Committee Member	November 30, 2001 Previously from July 7, 1998 to December 14, 2000	Nil	Nil	Senior Vice President of Investments for GrowthWorks Capital Ltd. since January 2000. Vice President of Investment of GrowthWorks Capital from January 1999 to December 1999. Previously, Vice President of Working Opportunity Fund (EVCC) Ltd. 1993 to 1998.

Alan Hibben(1) Toronto, Ontario Executive/Corporate Governance and Audit Committees Member	April 9, 2001	Nil	Nil	Chief Executive Officer of RBC Capital Partners (RBCP). Joined RBC Capital Partners in 2000. Previously, Managing Director of RBC Dominion Securities Inc. from 1996 to 2000.

Vincent Lum Burnaby, B.C. Audit and Compensation Committees Member	November 19, 1998	Nil	Nil	Vice President of MDS Capital Corporation.

W.D. Cameron White Surrey, B.C. Chairman and Greenlight and Executive/Corporate Governance Committees Member	February 12, 1993	81,376 Shares	63,376 Shares	Chairman of Peace Arch Entertainment Group Inc. President of T & E Theatre.com Inc.

(1) Pursuant to a Shareholders' Agreement dated 27th May 1998, between, inter alia, the Company and Working Opportunities Fund (EVCC) Ltd. ("WOF") and RBC Capital Partners, ("RBCP") WOF and RBCP each have the right to nominate a Director (Messrs. Douglas and Hibben, respectively) to the Company's Board of Directors, as long as WOF continues to hold at least 52,800 Class A and Class B Shares and RBCP holds Shares equal to at least 35,200 Class A and Class B Shares of the Company.

(2) Pursuant to a Loan Agreement dated 30th November 2001, between, inter alia, the Company and WOF, WOF is entitled to appoint a nominee to the Company's Board of Directors, Mr. Garcha, to serve as a director the Loan is repaid in full.

        All of the nominees are residents of Canada. The Company has audit, executive/corporate governance, greenlight and compensation committees, the members of which are set out above.

        Advance Notice of the Meeting was published pursuant to Section 111 of the Company Act (British Columbia) at Vancouver, B.C. on 19thDecember 2001.

EXECUTIVE COMPENSATION
(Form 41, B.C. Securities Act)

        "CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

        "Named Executive Officer" means the CEO regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more and any individuals whose total salary and bonus during the most recently completed financial year exceeded $100,000 whether or not they were an executive officer at the end of such financial year.

        The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at 31st August 2001 in respect of the Named Executive Officers. At the end of the most recently completed financial year, the Company had four Named Executive Officers, W.D. Cameron White, Timothy Gamble, Juliet Jones and Michele White. There were no other executive officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year ended 31st August 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards	Payouts
							All Other Compensation ($)
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Option Granted (#)	LTIP Payouts ($)

WD Cameron White, Chairman(5)	2001	$108,333	Nil	Nil	25,000(4)	Nil	$91,667(10)

	2000	$200,000	Nil	Nil	25,000(4)	Nil	Nil

	1999	$165,000	Nil	$35,000(2)	Nil	$100,000	Nil

Timothy Gamble(6)	2001	$200,000	Nil	Nil	50,000(4)	Nil	Nil

	2000	$200,000	Nil	Nil	25,000(4)	Nil	Nil

	1999	$165,000	Nil	$35,000(3)	Nil	$100,000	Nil

Juliet Jones, President and Chief Executive Officer(7)	2001	$128,333	Nil	Nil	50,000(4)	Nil	Nil

	2000	$120,000	Nil	Nil	25,000(4)	Nil	Nil

	1999	$120,000	Nil	Nil	Nil	$60,000	Nil

Michele White(8)	2001	$90,000	Nil	$50,000(9)	7,000(4)	Nil	Nil

	2000	$90,000	Nil	Nil	9,500(4)	Nil	Nil

	1999	$71,250	Nil	Nil	Nil	Nil	Nil

(1) Ended 31st August.

(2) A company controlled by Mr. White received fees of $35,000 in 1999 from the Company.

(3) A company controlled by Mr. Gamble received fees of $35,000 in 1999 from the Company.

(4) Class B Subordinate Voting Shares.

(5) CEO until 27th March 2001. Chairman from 27th March 2001 to present.

(6) President until 30th November 2001.

(7) Chief Financial Officer ("CFO") until 27th March 2001. CEO from 27th March 2001 and President/CEO from 1st December 2001 to present.

(8) Executive In Charge of Production until 5th October 2001.

(9) Independent contractor fees.

(10) Severance payments in accordance with agreement dated March 27, 2001 with the Company.

LONG TERM INCENTIVE PLANS—
AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

Estimated Future Payouts Under Non-Securities-Price-Based Plans
Name	Securities Units or Other Rights (#)	Performance or Other Period Unit Maturation or Payout	Threshhold ($ or #)	Target ($ or #)	Maximum ($ or #)
W.D. Cameron White	N/A	August 31, 2001	N/A	N/A	N/A
Timothy Gamble	N/A	August 31, 2001	N/A	N/A	N/A
Juliet Jones	N/A	August 31, 2001	N/A	N/A	N/A
Michele White	N/A	August 31, 2001	N/A	N/A	N/A

        Each of Messrs. White, Gamble and Ms. Jones (the "Employee") were entitled to receive a Performance Bonus of up to 50% of their base salaries each year. The actual entitlement was to be based on the share price performance of the Company's shares as compared to a peer group of companies (the "Peer Group"). Effective 9th May 2001, the company eliminated the prior Performance Bonus and implemented a new Performance Bonus available to all employees including Ms. Jones and Mr. Gamble. The new Performance Bonus is not limited in amount and is based on several key indicators including working capital, earnings before interest, depreciation and taxes and free share price cash flow calculation. The performance criteria is predetermined and approved by the Board of Directors each year. The actual bonus calculation and apportionment between employees is recommended by the CEO and is subject to the approval of the Board of Directors.

        No Performance Bonuses were earned in respect of the most recently completed fiscal year.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

        During the most recently completed financial year, options to purchase an aggregate of 132,000 Class B shares were granted to the Named Executive Officers as follows:

Name of Named Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Options on Date of Grant ($/Share)	Expiration Date
W.D. Cameron White	25,000 Class B Shares	9.6%	$3.35	$3.35/Share	Nov 29, 2002
Timothy Gamble	50,000 Class B Shares	19.2%	$3.60	$3.60/Share	Nov. 29, 2002
Juliet Jones	50,000 Class B Shares	19.2%	$3.60	$3.60/Share	April 12, 2004
Michele White	7,000 Class B Shares	2.7%	$3.00	$3.00/Share	Nov. 5, 2001

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

        During the most recently completed financial year, 2,500 options were exercised by the Named Executive Officers.

Unexercised Options at Fiscal Year End Exercisable/ Unexercisable (#)
Value of Unexercised in the Money Options at Fiscal Year End Exercisable/ Unexercisable ($)
Name of Named Executive Officers	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Class A Shares	Class B Shares
W.D. Cameron White	Nil	N/A	23,025/0	73,025/0	Nil/Nil
Timothy Gamble	Nil	N/A	23,250/0	98,250/0	Nil/Nil
Juliet Jones	Nil	N/A	13,800/0	88,800/0	Nil/Nil
Michele White	2,500 Class B Shares	$4,425	3,900/0	15,900/0	Ni/Nil

        Except for the Company's Amended Share Option Plan and Compensation (Performance Bonus) Plan, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

Composition of the Compensation Committee

        During the most recently completed financial year, the Company's Compensation Committee was comprised of Donald Steele, Vincent Lum and Stephen Cheikes, until June 2001 when Mr. Steele resigned and was replaced by Alan Hibben. Subsequently, Mr. Cheikes resigned from the Company's Compensation Committee and was replaced by John Derek Douglas and Mr. Hibben resigned. None of the current or former members of the Compensation Committee are or were officers or employees of the Company or any of its subsidiaries.

Report on Executive Compensation

        It is the responsibility of the Compensation Committee to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above.

        Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy.

        Compensation for the 2001 and prior fiscal years has historically been salary based, with bonuses and other incentives for senior officers where suitable. Salaries, including that for the CEO, are determined considering experience, industry expertise and level of responsibility in relation to other similar companies and/or competitors.

        Stock options have also been granted to the executive officers. The Company has a share option plan (the "Plan") in place to assist executive officers and certain others to participate in the growth and development of the Company. The Plan allows compensation of participants while providing additional incentive to work toward long term Company performance. The Plan is used to provide share purchase options which are granted in consideration of the level of responsibility of the executive officer as well as their impact and/or contribution on the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Compensation Committee takes into account the number of options previously granted to such executive officer, if any, and the exercise price of such option in order to ensure that the grants are in accordance with the policies of the Toronto and American Stock Exchanges, and to closely align the interests of the executive officers with the interests of shareholders.

Named Executive Officers

        The salary of the Named Executive Officers was determined by the Compensation Committee and approved by the Board of Directors on the basis of the value of the benefit derived by the Company from the input and presence of the Named Executive Officers. In addition, the Named Executive Officers received stock options determined on the same basis as grants of stock options to the executive officers.

        Presented by the Compensation Committee: John Derek Douglas and Vincent Lum.

Performance Graph

        On July 19, 1999, the Company's Class A Multiple Voting Shares and Class B Subordinate Voting Shares commenced trading on The Toronto Stock Exchange. The following graph compares the yearly percentage change in the cumulative total shareholder return on an investment of $100 in Class A Multiple Voting Shares of the Company and an investment of $100 in Class B Subordinate Voting Shares of the Company made on July 19, 1999 to and including August 31, 2001 with the cumulative total shareholder return of The Toronto Stock Exchange TSE 300 Composite Index during that period.

Total Return on $100 Investment
For the period from July 19, 1999 to August 31, 2001

Note: As at 31st August 2001 the total shareholder return for Class A Shares value is $27.62 and the Class B Shares value is $24.29.

Termination of Employment, Changes in Responsibilities and Employment Contracts

        Except as noted below under "Employment Agreements", the Company has no compensatory plan or arrangement with respect to the Named Executive Officers in the event of the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officers' responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Employment Agreements

        Effective 27th March 2001 the Company entered into an Agreement with W.D. Cameron White terminating his employment with the Company. The Agreement provides for, inter alia, the payment of the sum of $291,667.67 to Mr. White, less statutory deductions, in 35 semi-monthly installments of $8,333.33.

        Effective 27th March 2001, the Company entered into an Employment Agreement with Juliet Jones. The Agreement provides for, inter alia, a base salary of $175,000 per annum, as well as participation in such executive bonus plan that shall be implemented by the Company. The Agreement also provides that, in the event of a change of control, or if the Agreement is terminated by the Company without cause, Ms. Jones will be provided with two months notice of such termination or will be paid the amount of $29,166.67 in lieu of such notice. Ms. Jones will also receive a termination payment of $150,000. Ms. Jones' compensation is to be reviewed annually by the Company's Compensation Committee.

        Effective 30th November 2001, the Company entered into an Agreement with Timothy Gamble, terminating his employment with the Company. Pursuant to the terms of the Agreement, Mr. Gamble resigned as a director and officer of the Company and all subsidiaries of the Company. The Agreement provides that Mr. Gamble will be paid, inter alia, the amount of $50,000 for services performed with respect to the Company's television series "Animal Miracles". In addition, the Company entered into a non-exclusive, Independent Contractor Agreement with Mr. Gamble, which engages Mr. Gamble to provide services to the Company with respect to certain television programs and provides that Mr. Gamble will earn fees from the programs based on certain criteria.

        Effective 3rd October 2001, Michele White's employment agreement dated 1st March 1998 was terminated and in consideration, the Company agreed to a severance package that included six months salary.

Directors

        During the most recently completed fiscal year, the Directors of the Company were paid a yearly retainer of $5,000. As well, Directors are paid $500 for each Directors' or Committee Meeting attended in person and $300 for each Directors' or Committee Meeting attended by conference call. Chairpersons of any Directors' or Committee Meeting were paid twice that of a non-chair member. Stock options were granted pursuant to the Company's Amended Share Option Plan to non-Named Executive Officer Directors of the Company during the last completed financial year to purchase up to 42,500 Class B Shares at a price of $3.60 per share on or before 12th April 2004, none of which were exercised and 20,000 of these options expired unexercised. No stock options were exercised by any non-Named Executive Officer Directors.

        Set forth below is a list of all stock options granted by the Company pursuant to the Company's Amended Share Option Plan to non-Named Executive Officer directors and other "insiders" (as that term is defined in the Securities Act (British Columbia)) of the Company, outstanding at the date of this Information Circular.

Name of Optionee	No. of Class A Shares	No. of Class B Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Non-Named Executive Officer Directors
Alan Hibben	0	7,500	$3.60	April 12, 2001	April 12, 2004
John Derek Douglas	0	7,500	$3.60	April 12, 2001	April 12, 2004
Vincent Lum	0	7,500	$3.60	April 12, 2001	April 12, 2004
	0	7,500	$5.00 (US)	February 2, 2000	February 2, 2003
	5,000	5,000	$9.50	February 16, 1999	February 16, 2004
Other Insiders of the Company
Blair Reekie	0	15,000	$3.00	December 21, 2000	December 21, 2003
	0	15,000	$5.50	January 13, 2000	January 13, 2003
	4,000	4,000	$9.50	March 23, 1998	March 23, 2003
Garth Albright	0	20,000	$3.60	April 9, 2001	April 9, 2004
Kent Wingerak	0	20,000	$5.00	July 27, 2000	July 27, 2003
Dave Berenbaum	0	6,000	$3.00	December 21, 2000	December 21, 2003
	0	4,200	$5.50	January 13, 2000	January 13, 2003
	2,000	2,000	$9.50	March 23, 1998	March 23, 2003

        No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

        None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, have been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

APPOINTMENT OF AUDITORS

        Management proposes the appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. KPMG LLP have been the Company's Auditors since February 1999.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

        No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon" and as set out below.

        On November 30, 2001, the Company completed a re-financing of its outstanding $5,687,000 subordinated debt. The Working Opportunity Fund (EVCC) Ltd. ("WOF") increased its subordinate debt by $3,960,000, of which the new proceeds from WOF repaid the outstanding indebtedness owed to

BCMC Capital Limited Partnership, BCMC Capital II Limited Partnership and Business Development Bank of Canada. In consideration for advancing these funds and agreeing to extend the loan past its February 2002 due date to December 2002, the Company agreed to pay WOF interest at 36% per annum and to grant them warrants to purchase up to an aggregate 160,000 Class B Subordinate Voting Shares at a price of $1.255 per share until 30th June 2003. Yad Garcha and John Derek Douglas, Directors of the Company, are also insiders of WOF, which in turn is an insider of the Company.

        As consideration for not requiring the interest rate to be increased from 18% to 36% per annum, the Company agreed to grant Timothy Gamble, the former Director and President of the Company and W.D. Cameron White, the Chairman of the Company, warrants to purchase up to a total of 70,000 Class B Subordinate Voting Shares at a price of $1.255 per share until 30th June 2003.

        It was a further term of the Subordinate Debt refinancing that the Company agreed, subject to regulatory approval, to reduce the exercise price from $5.00 per share to the current market price of the Company's shares in respect of an aggregate 19,795 Class A Multiple Voting Shares extension warrants and 13,500 Class B Subordinate Voting Shares extension warrants which were issued pursuant to Loan Agreements dated August 2000, but not exercisable until after 15th February 2002.

INTEREST OF CERTAIN PERSONS
IN MATTERS TO BE ACTED UPON

        None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        Under the rules of The Toronto Stock Exchange (the"TSE"), the Company is required to disclose information relating to its system of corporate governance, with reference to the guidelines set out in the TSE Company Manual (the"Guidelines"). The Company's disclosure addressing each of the Guidelines is set out in Schedule "A" to this Information Circular.

PARTICULARS OF
MATTERS TO BE ACTED UPON

Approval of Private Placements

        In order for the Company to raise funds to expand its activities, the Company may require further funding which would be raised under one or more private placements.

        At the Meeting, shareholders will be asked to approve a resolution authorizing the Board of Directors to enter into one or more private placements in the 12 month period following the Meeting to issue additional shares to subscribers who are substantially at arm's length to the Company. Pursuant to the rules adopted by The Toronto Stock Exchange (the "TSE"), shareholder approval is required for issuance of shares by private placement of more than 25% of the number of shares which are currently outstanding (on a non-diluted basis) in any six month period. Accordingly, it is prudent to have authority for such private placements at the present time to save the time and expense of seeking shareholder approval at future special meetings of shareholders.

        It is not the intention of management to issue the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to expand its activities. The issuance of shares pursuant to these private placements will not materially affect the control of the Company. Each such private placement will be made in accordance with applicable by-laws and rules of the TSE, which require the approval of the TSE prior to completion of each individual private placement. These rules provide that private placements be priced at the closing price on the day prior to the notice of private placement, subject to prescribed discounts as set forth below:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

        As well, warrants may accompany shares issued under the private placement, where such warrants are priced at or above market and do not exceed the number of shares issued under the private placement.

        Paragraph 620 of the TSE Company Manual (the "Manual") provides that the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period must not exceed 25% of the number of shares of the Company which are outstanding prior to giving effect to such transactions. The Manual, however, permits this restriction to be relaxed with shareholders approval on certain terms.

        Shareholders are being asked, therefore, to pass a resolution authorizing additional private placements which would take place within one year of the date of the Meeting. Such future private placements will be subject to the following terms:

1.
All of the private placement financings will be carried out in accordance with the guidelines of the TSE in accordance with paragraphs 619 and 622 of the Manual.

2.
Such future private placements would not result in additional shares of the Company being issued in any amount exceeding the current number of issued and outstanding shares (in the aggregate) of the Company.

3.
Any of the future private placements would be substantially at arm's length and would not materially affect control of the Company.

        The resolution with respect to private placement financings requires confirmation by a majority of the votes cast thereon at the Meeting. In the event the resolution is not passed, the Company will not proceed with any private placement that requires shareholder approval under the rules of the TSE unless and until such shareholder approval is received.

        The text of the resolution to be submitted to the shareholders at the Meeting is set forth in Schedule B attached to this Information Circular.

ADDITIONAL DOCUMENTATION

        The Company is a reporting issuer accountable to the securities commissions of certain provinces of Canada and is therefore required to present financial statements and information circulars to the various securities commissions in such provinces. The Company files an Annual Information Form with such securities commissions. Copies of the Company's Annual Information Form, Information Circular and the most recent consolidated and audited financial statements are available on request from the Company's CEO. The Company may charge reasonable fees if the request is made by someone other than a holder of securities in the Company.

        MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

APPROVAL OF INFORMATION CIRCULAR

        The contents and the sending of this Information Circular have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

"Juliet Jones"
President and CEO

SCHEDULE "A"

PEACE ARCH ENTERTAINMENT GROUP INC.

STATEMENT OF CORPORATE GOVERNANCE

Corporate Governance Guideline			Comments
1.	Board should explicitly assume responsibility for stewardship of the Company, and specifically for:		In accordance with the Company Act (British Columbia), the business of the Company is managed under the direction of its Board of Directors. The President/Chief Executive Officer (the "CEO") makes recommendations to the Board of Directors with respect to matters of corporate policy after discussion, when appropriate, with other members of Senior Management. The Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained.
	a.	Adoption of a strategic planning process
The duties of the Board of Directors include the review on an ongoing basis of the strategic plan of the Company, a discussion of such plan with the President/CEO and an assessment of the risks identified.
	b.	Identification of principal risks, and implementing risk managing systems	The Board of Directors' duties include the review of overall business risks and the Company's practices and policies for dealing with these risks.
	c.	Succession planning and monitoring senior management
The Compensation Committee reviews, reports and, where appropriate, provides recommenda-tions to the Board on succession planning matters and, with the Board of Directors, monitors the performance of Senior Management.
	d.	Communications policy
It is the duty of each of the Board of Directors, the Audit Committee and the Chief Financial Officer ("CFO") to review and, where required, approve statutory disclosure documents prior to their distribution to shareholders.

In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns. All communications from shareholders are referred to the appropriate corporate officer or investor relations consultant for response, consideration or action. Management promptly advises the Board of Directors if any significant issues are raised by shareholders. In addition, the Company communicates with its shareholders, securities analysts and media regularly on developments in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.
	e.	Integrity of internal control and management information systems
The Board of Directors duties include the assessment of the integrity of the Company's internal controls and information systems. In addition, the Audit Committee has oversight responsibility of internal controls and management information systems.
2.
Majority of Directors should be unrelated (independent of management and free from conflicting interest) to the Company and the Company's significant shareholder, if any. A significant shareholder is defined as "a shareholder with the ability to exercise a majority of the votes for the election of the board of directors".
The Board of Directors is composed of six persons. Of the six Directors, four are "unrelated" under the Guidelines and the two others are Senior Officers of the Company. The Company does not presently have any "significant shareholder" as that term is defined in the Guidelines.
3.	The Board is required to disclose, for each Director, whether he is related, and how that conclusion was reached.		Juliet Jones: Related. President and Chief Executive Officer of the Company.
W.D. Cameron White: Related. Chairman of the Company.
Vincent Lum. Unrelated.
Alan Hibben. As a nominee of RBC Capital Partners. Unrelated.
John Derek Douglas. As a nominee of Working Opportunity Fund (EVCC) Ltd. Unrelated.
Yad Garcha. As a nominee of Working Opportunity Fund (EVCC) Ltd. Unrelated.

The Board is cognizant of the fact that Messrs. Douglas and Garcha are nominees of lenders, and Mr. White is also a lender, to the Company of amounts, the repayment of which is secured by charges on the assets of the Company and its subsidiaries, but considers that the only "related directors" are the Directors that are members of management. No other Directors are felt to have any business or other interest that could materially interfere with the Directors' ability to act in the best interests of the Company.
4.
The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.
The President/CEO submits to the Executive/Corporate Governance Committee candidates to fill vacancies on the Board of Directors. If the candidacy is endorsed by the Executive/ Corporate Governance Committee, it is then submitted for approval to the Board of Directors. While there is no formal process for assessing the Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the President/CEO and if need be, steps are taken to remedy the situation.
The Executive/Corporate Governance Commit-tee is composed of one member of Senior Management and two unrelated outside Directors.
5.	Implement a process for assessing the effectiveness of the Board, its Committees and individual Directors.	See Item 4 above.
6.	Provide orientation and education programs for new Directors.
There are no formal orientation or education programs for new Directors, however new Directors are provided with information and documentation relating to the commercial activities of the Company and the internal organization of the Company. Senior Management and certain of the Directors also meet with potential new Directors. The meetings in which new Directors participate as well as discussions with other Directors and with management permit new Directors to familiarize themselves rapidly with the operations of the Company.

7.	Consider reducing size of Board, with a view to improving effectiveness.		The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a decision-making body.
8.	Board should review compensation of Directors in light of risks and responsibilities.		The Compensation Committee of the Board of Directors reviews periodically compensation policies in light of market conditions and practice and in light of risks and responsibilities.
9.	Committees of the Board should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors.
The Compensation Committee is composed of two unrelated outside Directors, with a third Director to be appointed to fill the vacancy at the Directors' Meeting which will follow the Company's Annual General Meeting.
The Audit Committee is composed of three unrelated outside Directors.
The Executive/Corporate Governance Commit-tee is presently composed of one member of Senior Management and two unrelated outside Directors.
10.	Board should expressly assume responsibility for, or assign to a committee the general responsibility for, approach to corporate governance issues.		The Board of Directors is responsible for developing and monitoring the Company's approach to governance issues and for the Company's response to the Guidelines.
11.	a.	Define limits to management's responsibilities by developing mandates for:
(i) the Board:
The Board of Directors is, by law, responsible for managing the business and affairs of the Company. Any responsibility which is not delegated to either management or a committee remains with the Board. Except where specifically delegated to management, generally, all matters of policy and all actions proposed to be taken which are not ordinary course business require the prior approval of the Board or of a Board Committee to which approval authority has been delegated.

(ii) the CEO
The corporate objectives which the President/CEO is responsible for meeting, with the rest of Management placed under her supervision, are determined by the strategic plans and the budget as same are approved on an on-going basis by the Company's Board of Directors.
	b.	Board should approve CEO's corporate objectives.	See Item 11(ii).
12.	Establish procedures to enable the Board to function independently of management.
While there is no formal structure in place to ensure that the Board can function independently of Management, the Board of Directors of the Company is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Company would not hesitate to meet without the presence of the members of Management who are also Directors, if the circumstances were to so require.
13.	a.	Establish an Audit Committee with a specifically defined mandate.
The roles and responsibilities of the Audit Committee include the review of the Annual and quarterly financial statements of the Company. The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.
	b.	All members should be non-management Directors.	The Audit Committee is composed of three outside Directors, all of whom are unrelated to the Company.
14.	Implement a system to enable individual Directors to engage outside advisors, at the Company's expense.		Individual Directors could, if required, retain outside advisors at the Company's expense.

SCHEDULE "B"

PEACE ARCH ENTERTAINMENT GROUP INC.

APPROVAL OF PRIVATE PLACEMENTS

"NOW THEREFORE BE IT RESOLVED THAT:

1.
The directors of the Company be and are hereby authorized and directed to arrange from time to time, additional private placements in the capital of the Company, subject to the following terms;

(a)
all private placement financings will be carried out by the Company in accordance with the guidelines of The Toronto Stock Exchange and specifically paragraphs 619 and 622 of The Toronto Stock Exchange Company Manual;

(b)
the future private placements will not result in additional shares of the Company being issued in an amount exceeding the current number of issued and outstanding shares in the aggregate of the Company; and

(c)
any of the future private placements would be substantially at arm's length and would not materially affect control of the Company.

2.
Any one director or officer of the Company be and is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution."

PEACE ARCH ENTERTAINMENT GROUP INC.
Suite 500, 56 East 2nd Avenue
Vancouver, B.C., Canada, V5T 1B1
Tel: (604) 681-9308 Fax: (604) 681-3299

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
PEACE ARCH ENTERTAINMENT GROUP INC.

PROXY FOR THE 2002 ANNUAL GENERAL MEETING OF
MEMBERS TO BE HELD ON THURSDAY, 21ST FEBRUARY 2002

The undersigned member of Peace Arch Entertainment Group Inc. (hereinafter called the "Company") hereby appoints Juliet Jones, or failing her, W.D. Cameron White, or                                , as nominee of the undersigned, to attend and act for and on behalf of the undersigned at the 2002 Annual General Meeting of Members of the Company to be held on Thursday, 21st February 2002 and at any adjournment thereof and the shares represented by this proxy are specifically directed to be voted or to be withheld from voting as indicated below:

1.	To appoint KPMG, Chartered Accountants, as Auditors of the Company:	In Favour:
Withhold Vote:
2.	To authorize the directors to fix the remuneration of the Auditors	In Favour:
Withhold Vote:
3.	To determine the number of directors at six (6):	In Favour:
Withhold Vote:
4.	(a) To elect as directors all the persons named in 4(b) below:	In Favour:
Withhold Vote:
OR
4.	(b) To elect as a director:
	Juliet Jones	In Favour:
Withhold Vote:
	John Derek Douglas	In Favour:
Withhold Vote:
	Yad Garcha	In Favour:
Withhold Vote:
	Alan Hibben	In Favour:
Withhold Vote:
	Vincent Lum	In Favour:
Withhold Vote:
	W.D. Cameron White	In Favour:
Withhold Vote:
5.	To pass a resolution authorizing future private placements in accordance with The Toronto Stock Exchange guidelines:	In Favour:
Withhold Vote:

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY . WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED HEREBY SHALL BE VOTED FOR THE ADOPTION OF ALL SUCH MATTERS. THIS PROXY CONFERS UPON THE PERSON NAMED HEREIN AS NOMINEE DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The undersigned hereby acknowledges receipt of the Notice of 2002 Annual General Meeting of Members and the accompanying Information Circular dated 1st January 2002.

If this Form of Proxy is not dated by the member in the space below, it is deemed to bear the date on which it is mailed by the Company to the member.

The undersigned hereby revokes any proxy previously given in respect of the Meeting.

DATED this _________ day of __________, 2002.
Name (Please Print)	Number of Shares Held:
Address

Signature

NOTES TO FORM OF PROXY

1.
IF THE MEMBER DOES NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, HE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY. SUCH PERSON NEED NOT BE A MEMBER OF THE COMPANY.

2.
This Form of Proxy must be signed by the member or his attorney authorized in writing or, if the member is a corporation, under the hand of a duly authorized officer or attorney of the corporation.

3.
This Form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, B.C., Canada, V6E 3X1 or at the Head Office of the Company at Suite 500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the meeting or any adjournment thereof.

RETURN CARD

Dear Shareholder:

        If you wish to have your name put on the Supplemental Mailing List of Peace Arch Entertainment Group Inc. (the "Company"), such that you shall be mailed copies of the Company's interim financial statements in respect of the present fiscal year, then complete this form and return it to the Company's registrar and transfer agent, CIBC Mellon Trust Company, whose address is #1600, 1066 West Hastings Street, Vancouver, B.C., Canada, V6E 3X1.

Name: (Please Print)
Address:

Number and Class of Voting Securities Held:
Signature:

Peace Arch
Annual Report

For years Ended August 31, 1999, 2000 and 2001
American Stock Exchange—PAE
Toronto Stock Exchange—PAE.A, PAE.B

        This document includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes.

To Our Shareholders

        Fiscal 2001 has been a year of achievement for Peace Arch's factual and dramatic television divisions. Peace Arch expanded its profile worldwide as audiences around the globe witnessed our largest slate of television programming ever.

        This time last year, we told you fiscal 2000 was a year of building, the results of which would be seen in fiscal 2001. This year, we reported our highest revenue ever, increasing our hours of programming by over 50%. During fiscal 2001:

  •
  We produced four brand new television series and one renewal, adding 72 new episodes of programming to our library.

  •
  We added 5 movies to our library, including Now and Forever starring Adam Beach ("Windtalkers", "Smoke Signals") and Mia Kirshner ("Not Another Teen Movie", "Mad City", "Exotica"), the trilogy of Christy movies based on Catherine Marshall's bestseller and the family film, The Impossible Elephant, winner of the 2001 Silver Sprocket award at the Toronto International Film Festival for Children.

  •
  We completed delivery of the first season of our action adventure series, The Immortal, starring Lorenzo Lamas. This was our first syndicated series airing in approximately 80% of the U.S. The Immortal is seen by audiences around the world.

  •
  We launched Big Sound, our half-hour comedy series set in the music industry, which airs on Global in Canada and is being distributed around the world. This high profile series, executive produced and directed by David Steinberg ("Mad About You", "Friends", "Seinfeld"), features cameo performances from personalities including Melissa Etheridge, MC Hammer, Jann Arden, Scott Stapp of Creed and Stuart Copeland.

  •
  We begun production of Animal Miracles, which was renewed and is now in production for a second season. The second season has commenced airing in prime time on PAX TV in the U.S., and on Life Network in Canada, to excellent ratings. This series, developed and produced by our factual programming division, represents a genre of programming that we expect to grow over the next few years.

  •
  We commenced production of Sausage Factory, our half-hour teen series produced with Nelvana. It premiered on The Comedy Network four weeks ago to excellent ratings and is now one of the Comedy Network's top rated shows. It will be premiering in the U.S. on MTV Network in the New Year (under a title to be announced). We are optimistic that this series will appeal to audiences around the world.

  •
  The array of new series and movies we added to our television library represents greater ownership and control of rights, consistent with our long-term strategy and our dedication to build value.

  •
  Our relationships with producers and distributors around the globe flourished, greatly increasing our access to top notch programming opportunities and improved financing alternatives.

        Although fiscal 2001 was a year of accomplishments, it also provided a number of challenges. These challenges were not unique to Peace Arch. In fact, many major entertainment companies throughout North America are feeling the effect of these challenging times.

        As anticipated and consistent with other producers of film and television programming, we reported the effects of the new U.S. accounting policy. We made a further adjustment to provide for the currently soft worldwide market for television programming. We are confident that in time these markets will turn around. We amortize capitalized productions costs in the ratio of current revenues to total estimated revenues. The new accounting policy limits the revenue streams and sources that we may include in our accounting estimate of future revenues. We believe that our library is a significant asset, which will provide revenues to the Company for years to come. We will continue to add programming to our library to build shareholder value.

        In addition, our record production slate expended significant capital resources. This, combined with a decline in U.S. ad sales, which has a direct impact on syndication revenues, and a dispute with a U.S. broadcaster resulting in non-payment, caused the Company's working capital to decrease, resulting in the violation of certain financial covenants of our subordinated debt. Subsequent to our year-end, we restructured our debt, significantly strengthening our balance sheet, providing the operational flexibility to pursue our vision.

        Our outlook for the future is positive, despite the current economic climate. Our proven track record of producing quality programming, cost effectively, which is now more important than ever, sets us apart. We are focusing on building relationships with U.S. producers and broadcasters who can benefit from the efficiencies of doing business with a Canadian company. A key factor for our future success will be our ability to produce programming that drives significant viewer-ship at a cost-effective price. We are confident in our ability to do this.

        Peace Arch will continue to add programming that has worldwide audience appeal, with a focus on genres that are currently salable in all major markets. Our library of content will be selected based on long-term earnings potential. We will look to all revenue streams to ensure full exploitation of our rights, increasing our exploitation of program ancillary rights and branding.

        We will continue to build our Factual Division and our Dramatic Division. We will also focus on perfecting all of our existing operations, reducing overheads where possible, and adding scalability, while ensuring that we have the resources to achieve our long-term vision. While we diversify our program library to meet market demand, we recognize that it is important to concentrate on doing few things very well.

        Peace Arch is the largest independent producer of television programming in Western Canada. In fiscal 2002 we will focus on expanding the reach of our Company globally, as this is a global business. We will concentrate on forming new relationships and expanding existing relationships with broadcasters and producers around the world. We must be in touch with worldwide markets, as we sell our programming into these markets and as we look at the world as a means to finance our projects.

        We will continue to grow our library of valuable content focusing on ownership and control. With the advent of broadband, which will come, we will see less limitation on delivery of content and more emphasis on the value of the content itself. It is, and always will be, about content. It is our vision to be recognized worldwide as an accomplished producer and distributor of high quality, owned television content.

        I would like to thank our employees, directors and shareholders, who have supported us throughout fiscal 2001.

/s/ JULIET JONES
President and Chief Executive Officer

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        The following discussion and analysis for the years ended August 31, 2001, 2000 and 1999 should be read in conjunction with the Consolidated Financial Statements and notes to the Consolidated Financial Statements contained in this annual report.

        The discussion below is based on Canadian Generally Accepted Accounting Principles. Material reconciling items to United States Generally Accepted Accounting Principles are quantified and disclosed in Note 21 to the consolidated financial statements.

General

        We develop, produce and distribute proprietary television programming for worldwide markets. These activities have comprised Peace Arch's core business since 1996 and have accounted for its rapid growth. Peace Arch continues to operate its other businesses, which include production activities on a fee for services basis.

        Peace Arch operates through several subsidiaries, which are established for each production or series. We finance the costs of production through presales, borrowings under the Company's bank credit facility, contributions from equity participants and working capital. Typically we retain rights for our proprietary programming for exploitation in future periods and in additional markets and media.

        The Company's continued growth is dependent not only on its ability to successfully identify, develop, finance and produce its proprietary programming but also to distribute its programming in all markets and media throughout the world. The impact of economic recession, particularly in the United States, sharply reduced the demand for television programming in many markets during Fiscal 2001. In particular, due to a decline in United States advertising revenues and a general downturn in the international television markets, earning revenues from our library of proprietary programming and commencing production of new programming has been a challenge in 2001. This reduced demand contributed to an acceleration of amortization of capitalized costs related to certain television series, which resulted in a non-cash charge against earnings in 2001. World television markets are an important factor for our growth and success in the future.

        In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 (SoP 00-2). SoP 00-2 establishes new accounting standards for producers or distributors of films including changes in revenue recognition and accounting for exploitation costs, including advertising and marketing expenses. Additionally, in June 2000, the Financial Accounting Standards Board rescinded SFAS 53 "Financial Reporting by Producers and Distributors of Motion Picture Films". Companies that were previously subject to SFAS 53 must now comply with SoP 00-2. Peace Arch was compliant with SFAS 53 reporting. We elected to adopt SoP 00-2 early and, we have applied the changes retroactively as required under Canadian Generally Accepted Accounting Principles. The effect of the adoption of SoP 00-2 to fiscal 2001 is a cumulative one time, after tax, non-cash charge to our opening deficit at September 1, 2000 of $10.7 million and a $2.1 million after tax, non-cash charge for our 2001 year. The total after tax effect of implementing SoP 00-2 was a one time, non-cash charge in fiscal 2001 of $12.8 million. These changes arose due to the retroactively calculated implications of the accelerated amortization of previously capitalized investment in film program costs.

        We amortize capitalized production costs in the ratio of current revenues to total estimated revenues. The new rules as they apply to Peace Arch specify the revenue streams and sources that we may include in our accounting estimate of future revenue.

        During the fourth quarter of 2001 we wrote off goodwill of $2.7 million that originally arose from a business combination in 1996 and we adjusted our estimate for amortization of investment in television programming by $9.1 million, resulting in a total non-cash reduction in pretax earnings of $11.8 million.

Operating results

        Over the past five years we have enjoyed compound annual revenue growth of 57% while adding proprietary programming to our library of rights.

        Revenue for fiscal 2001 increased by 56% to a record $55.4 million up from revenue of $35.4 million for the prior comparable year. This revenue increase was derived from the delivery of our largest slate of programming, comprised of five television series (72 episodes), five movies and two documentaries. Revenue for fiscal 2000 decreased by 31% from revenue for fiscal 1999.

        The net loss before taxes increased by 365% over the prior comparable year, primarily due to an increase in amortization of goodwill, the adoption of SoP 00-2 and the increased amortization of the capitalized costs of the Company's investment in television programming, resulting from a change in accounting estimates. Restated net loss before taxes for fiscal 2000 reflected a 372% decrease over fiscal 1999 restated net earnings.

($ millions Canadian)	1999	2000	2001
Revenue	51.5	35.4	55.4
Earnings (loss) before income taxes	1.1	(3.0)	(14.0)
Net Earnings (loss)	0.5	(3.3)	(14.3)

Revenue

        During the year ended August 31, 2001 approximately 83% of revenue was derived from the production and distribution of proprietary programming, compared with 90% in 2000 and 92% in 1999. For 2001, revenue from proprietary programming increased by 45% in comparison to 2000. We delivered 13 episodes of "First Wave", completing its third 22-episode season, 15 episodes of the inaugural 22-episode season of "The Immortal", the inaugural 22 episodes of "Big Sound", and the inaugural 13 episodes of "Animal Miracles". Peace Arch also delivered five movies in 2001.

        Production services revenue represented 16% of total revenue compared with 8% in 2000 and 7% in 1999. For 2001 productions services revenue increased by 216% in comparison to 2000. The increase is due primarily to the delivery of 9 episodes of the inaugural 13-episode season of "Sausage Factory".

        Management anticipates that revenue for the first two quarters of 2002 will reflect a significant decrease when compared to the comparable quarters of 2001 due to a reduction in proprietary programming. We will deliver the remaining four episodes of the 13-episode season of "Sausage Factory", 13 episodes of the second season of "Animal Miracles" and we will be in production with our new 13-episode series, "Whistler Stories".

Revenue by Activity:

($ millions Canadian)	1999	2000	2001
Proprietary programming	47.3	31.7	45.9
Production services	3.7	2.8	9.0
Other	0.5	0.9	0.5

Revenues by Geographic Market:

($ millions Canadian)	1999	2000	2001
Canada	7.3	5.3	13.0
U.S.	16.1	8.1	22.9
Europe	28.1	22.0	19.5

Amortization of Television Programming

        During the year the Company earned a gross margin (loss) on its proprietary programming of (11%), compared with 2% for 2000 and 9% for 1999. Before the adjustment for SoP 00-2, the Company earned a gross margin (loss) on its proprietary programming of (7%), compared with 17% for 2000 and 15% for 1999. The Company periodically reviews its estimates for future revenue from television programming and adjusts its amortization accordingly. During the year the Company increased amortization expense by $9.1 million due to a change in estimates due to the currently weak worldwide television markets.

Selling, General and Administrative Expense

        Selling, general and administrative expense increased by 23% primarily due to an increase in advertising and promotion expenses and general administration expenses associated with the Company's increased production slate. The Company has taken steps to reduce certain selling, general and administrative expenses for fiscal 2002.

Interest Expense

        Interest expense of $1.909 million is comprised $9,000 of interest on bank indebtedness and other balances and the remainder of interest on long-term debt. Bank indebtedness relates to the Company's credit facility. Interest on long-term debt relates $0.3 million to loans to acquire plant and equipment and $1.6 million to other long-term debt. During the first quarter of 2002 the Company repaid $2.2 million of its debentures of $7.9 million at August 31, 2001. We also sold one of our real estate properties in the first quarter of 2002 and paid off $865,125 of related long-term debt.

        Interest expense increased by 107% from the prior year due to the new subordinate loan of $7.9 million that was secured in August of 2000.

        Interest expense is expected to increase in 2002 due to the amendment of the terms of the Company's $5.7 million of debentures, which increased the cash interest rate to 36% per annum from 18% and due to the conversion of a $6.6 million current unsecured liability into a three year loan bearing interest at 10%. Of the $5.7 million of debentures, $1.2 million was repaid on December 17, 2001. The Company estimates that it will repay a significant portion of the debentures by the end of the third quarter of 2002.

Taxes

        At August 31, 2001 the Company had operating losses for tax purposes of $23 million which are available for carry forward to future years. The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

        During the year ended August 31, 2001 the Company reported an effective tax rate of 2.3% which is comprised of the corporate statutory income tax rate of 45%, a 0.4% increase from the utilization of previously unrecognized tax losses, less 2% due to non-deductible expenses and less 45.3% for the change in valuation allowance of future tax assets. The Company's effective tax rate for fiscal 2000 was 8.8% (1999 - 57.3%) comprised of the statutory income tax rate of 46%, a increase of 7% utilization of previously unrecognized tax losses, less 13% for non-deductible expenses and less 48% for the change in valuation allowance of future tax assets.

Liquidity and Capital Resources

        The Company is required to fund significant expenditures to produce television programs at times in advance of receipt of revenues from these programs, which are received over an extended period of time after their completion. The Company typically finances the capitalized costs of its proprietary television programming through presales from customers, borrowings under the Company's bank credit facility, contributions from equity participants and working capital. In the past, the Company has also funded its capital requirements through the issuance of shares, warrants and debentures. The Company has used real estate mortgages and leases to finance the acquisition of its production facilities and equipment. Management believes that it can earn sufficient cash flow from operations to meet interest and repayment commitments on its debt.

        During the year, the Company's used $12.7 for operating activities as compared to $4.2 million in 2000 and $3.8 million in 1999. Included within the operating activities is the 2001 investment in television programming of $52.1 million, compared with $31.6 in 2000 and $44.2 million in 1999. Investment in television programming was previously disclosed as a component of cash flows from investing activities. The Company's investing activities used $0.3 million in 2001 as compared with $2.1 million in 2000 an inflow of $0.1 million in 1999. The Company generated $12.6 million in 2001 primarily from the increase in its senior bank indebtedness. In the prior year $6.4 million was raised due primarily to the issuance of debt and in 1999 $6.2 million was raised from the issuance of common shares, increase in bank indebtedness and increase in debt.

        The Company renewed mortgages relating to its real property in the aggregate amount of $3.3 million during the year. Subsequent to the year-end the Company sold one property and repaid the mortgage in the amount of $865,125. The Company entered into an agreement to sell a second property that is scheduled to close on January 7, 2002. The estimated net proceeds of $950,000 following discharge related mortgage obligations will be utilized to pay down our debenture holders. The Company will also take back a $1.0 million second mortgage on the sale of the property.

        The Company's principal debt funding is through its $29.5 million bank credit facility. This facility bears interest at a rate equal to the Canadian prime rate plus 1% per annum, with monthly payment of interest only drawn from an interest reserve held by the bank. The facility is secured by refundable tax credits, distribution rights to certain film properties and a general security interest on the assets of the Company. During the year the Company increased borrowings under its credit facility by $12.6 million.

        The Company at August 31, 2001 was in violation of certain covenants with respect to its debentures. On November 30, 2001 we entered into a amended debt agreement and accordingly was in compliance with the revised covenants contained in the amended agreement. The Loan Agreement was amended to extend the maturity date to December 31, 2002, from February 16, 2002. Under the amendment, with the exception of $251,963 of debentures due to Officers of the Company, the interest rate was increased to 36% per annum, compounded monthly, and payable monthly. The amended agreement was structured with no prepayment penalties and the company repaid $1.2 million of the debt on December 17, 2001 with further repayments estimated in the following two quarters. No principal payments, however, are due within the next year.

        Management believes that the Company has adequate resources to meet its current cash requirements and its requirements well into fiscal 2002. If, however, the business climate does not improve in fiscal 2002, there is risk that the Company may not earn revenues from its library of television programming as anticipated. Management believes it will have to raise additional capital to meet its cash requirements should this occur.

Risks and Uncertainties

        There are risks and uncertainties that could impact revenues and earnings from operations. In addition to interest rate risk and credit risk that are referred to in the notes to the consolidated financial statements, there are several other risks specific to the Company and its industry.

Business Risks

        The business of producing and distributing television programming is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial resources. The Company competes with other companies for ideas and storylines created by third parties, as well as for actors, directors and other personnel.

        Results of operations for any period depend on the number of television programs that are delivered. Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. Cash flows may also fluctuate and may not directly correlate with revenue recognition.

        Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company's control. These factors may delay or prevent completion of a production. If there are significant cost overruns, the Company may have to seek additional financing to complete the production. Financing on terms acceptable to the Company may not be available. The Company may be unable to recoup the additional costs, which could have a material adverse impact on operating results and liquidity.

        Revenues derived from the production and distribution of television programming depend primarily upon acceptance by the public, which is difficult to predict. Some or all of the proprietary television programs of the Company may not be commercially successful, resulting in its failure to recoup its investment or realize its anticipated profits.

        The film and television industry in British Columbia operates under collective agreements with several unions. In the event that one or more of these unions should take strike action, the Company may be unable to hire the required personnel to produce its programming. This could result in a delay or cancellation of production, causing a reduction in revenues and operating profits.

        Investments in television programming are amortized against revenues in the ratio that current revenues bear to management's estimate of ultimate revenues for each program. As a result of our policy we typically amortize a minimum of 80% of the costs over a three-year period. Management periodically reviews its estimates and adjusts the amortization of its programming accordingly. In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

        The Company's revenues have increased to $55.4 million for fiscal 2001 from $35.4 million for fiscal 2000. The Company has undergone rapid production growth in 2001, which has placed increasing demands on the Company's financial resources. There is no assurance that the Company will have the liquidity and financial resources to continue at this rate of expansion. In addition, the Company may fail to make the contracted payments or meet the financial covenant requirements of its debt, causing the Company's lenders to demand immediate repayment of its debt.

Government Incentives

        Refundable tax credits and other government incentives are important to the Company's business. If these tax credits and incentives were to be discontinued, the Company may be unable to pursue its growth strategy.

Currency Risk

        The Company receives a portion of its revenues from U.S. and international sources in U.S. dollars, while its costs are payable primarily in Canadian dollars. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate. The Company does not maintain U.S. currency balances in excess of its estimated US payables. In addition, costs may be payable in currencies other than Canadian and U.S. dollars. The Company typically does not enter into agreements for hedging instruments except as disclosed in note 19(c) to the Consolidated Financial Statements.

Outlook

        The Company's primary objective is to expand its operations in the development, production and distribution of proprietary programming. During fiscal 2001 the Company expanded its development activities, which was reflected by the largest slate of delivered programming in the Company's history. The Company will focus on programming that will add long-term library value.

        Major television networks around the world are faced with increasing competition from various sources including basic and specialty cable channels, satellite, digital stations and the Internet. This fragmentation of the market, combined with downward price pressure due to a weak worldwide market for television programming, has resulted in a demand for more cost-effective programming. In order to meet market demands, the Company will increase the production of lower cost reality and factual programs, will continue to take advantage of tax credits and government incentives and will focus on programming with global market appeal.

Management Report

        The consolidated financial statements for Peace Arch Entertainment Group Inc. and the financial information provided in this annual report are the responsibility of management. Management has employed its best judgment in arriving at estimates included in the consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

        The consolidated financial statements were reviewed by the Audit Committee and recommended to the Board of Directors for approval. The financial statements are approved by the Board of Directors.

        The Company maintains a system of internal controls to safeguard its assets and ensure accurate and complete accounting records.

        KPMG LLP, independent chartered accountants, the auditor for the Company has performed their audit of the consolidated financial statements of the Company and expressed their opinion, which is contained in this annual report.

/s/ JULIET JONES
President and Chief Executive Officer

/s/ GARTH ALBRIGHT
Chief Financial Officer and Secretary

PEACE ARCH ENTERTAINMENT GROUP INC.

American Stock Exchange—Symbol PAE
Toronto Stock Exchange—Symbol PAE.A, PAE.B

ANNUAL REPORT

For the Years Ended
August 31, 1999, 2000 and 2001

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. as at August 31, 2001 and 2000 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        With respect to the consolidated financial statements for the year ended August 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two year period ended August 31, 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
November 16, 2001, except for note 23 which is as of December 19, 2001

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA—U.S. REPORTING DIFFERENCE

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated November 16, 2001, except for note 23 which is as of December 19, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
November 16, 2001, except for note 23 which is as of December 19, 2001

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS
As at August 31, 2000 and 2001
(Expressed in thousands of Canadian dollars)

	2000	2001
	(restated—note 3(b))
ASSETS
Cash and cash equivalents	$4,459	$3,977
Accounts receivable (note 4)	16,443	28,203
Productions in progress	15,637	3,039
Prepaid expenses and deposits	882	459
Investment in television programming (note 5)	2,560	3,667
Property and equipment (note 6)	7,397	7,277
Deferred costs	1,049	410
Goodwill and trademarks (note 7)	2,913	238

	$51,340	$47,270

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank indebtedness (note 8)	$5,797	$18,447
Accounts payable and accrued liabilities	10,095	12,876
Deferred revenue (note 17)	8,338	3,191
Deferred gain (note 9)	233	—
Debt (note 12)	11,252	11,215

	35,715	45,729

Shareholders' equity:
Share capital (note 13)	31,674	31,870
Authorized:
100,000,000 Class A Multiple Voting Shares
Issued — 1,105,875 (August 31, 2000—1,387,791)
100,000,000 Class B Subordinate Voting Shares
Issued — 2,781,969 (August 31, 2000—2,434,953)
25,000,000 Preference Shares, issuable in series;
Issued — nil
Other paid-up capital	467	467
Deficit	(16,516)	(30,796)

	15,625	1,541

	$51,340	$47,270

Future operations (note 2)
Commitments and contingencies (notes 17 and 22)
Subsequent events (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended August 31, 1999, 2000 and 2001
(Expressed in thousands of Canadian dollars except per share information)

	1999	2000	2001
	(restated—note 3(b))	(restated—note 3(b))
Revenue	$51,547	$35,438	$55,399
Expenses:
Amortization of television programming and Production costs (note 3(b))	43,179	31,144	57,612
Other costs of production and sales	2,905	2,157	1,755
Other amortization	484	809	1,106
Selling, general and administrative	3,049	3,668	4,521
Interest (note 14)	1,188	935	1,937

	50,805	38,713	66,931

Earnings (loss) from operations before undernoted	742	(3,275)	(11,532)
Gain on sale of assets (note 9)	360	272	233
Loss on write-down of assets (note 7)	—	—	(2,665)

	360	272	(2,432)

Earnings (loss) before income taxes	1,102	(3,003)	(13,964)
Income tax expense (note 11)	631	265	316

Net earnings (loss)	$471	$(3,268)	$(14,280)

Basic net earnings (loss) per common share (note 15)	$0.15	$(0.86)	$(3.71)

Fully diluted earnings (loss) per common share (note 15)	$0.15	$(0.86)	$(3.71)

The accompanying notes are an integral part of the consolidated financial statements.

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF DEFICIT
For the Years Ended August 31, 1999, 2000 and 2001
(Expressed in thousands of Canadian dollars)

	1999	2000	2001
	(restated—note 3(b))	(restated—note 3(b))
Balance, beginning of year, as previously reported	$(8,445)	$(6,592)	$(5,780)
Adjustment to reflect change in accounting for film costs (note 3(b))	(5,274)	(6,656)	(10,736)

Balance, beginning of year, as restated	(13,719)	(13,248)	(16,516)
Net earnings (loss) for the year	471	(3,268)	(14,280)

Balance, end of year	$(13,248)	$(16,516)	$(30,796)

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 1999, 2000 and 2001
(Expressed in thousands of Canadian dollars)

	1999	2000	2001
	(restated—note 3(b))	(restated—note 3(b))
Operating activities:
Net earnings (loss)	$471	$(3,268)	$(14,280)
Items not involving cash:
Amortization of television programming (note 3(b))	42,518	31,144	50,970
Other amortization	484	809	1,106
Interest on debt discount	96	48	221
Future income taxes	1,019	(124)	—
Loss (gain) on sale of assets	(361)	290	(233)
Loss on write-down of assets (note 7)	—	—	2,665
Other	7	—	—
Investment in television programming	(44,231)	(31,599)	(52,077)
Changes in non-cash operating working capital (note 16)	(3,759)	(1,544)	(1,105)

	(3,756)	(4,244)	(12,733)

Investing activities:
Increase in deferred costs	(243)	(998)	(142)
Increase in goodwill and trademarks	(12)	(39)	(17)
Property and equipment acquired	(270)	(589)	(178)
Proceeds on sale of assets, net (note 9)	626	—	—
Acquisition of assets (note 10)	—	(477)	—

	101	(2,103)	(337)

Financing activities:
Issue of common shares, net	3,473	191	196
Increase (repayments) in loans due to directors and shareholders	(386)	350	—
Increase (decrease) in bank indebtedness	4,282	(1,135)	12,650
Increase in debt	1,200	7,817	—
Repayment of debt	(2,335)	(872)	(258)

	6,234	6,351	12,588

Increase (decrease) in cash and cash equivalents	2,579	4	(482)
Cash and cash equivalents, beginning of year	1,876	4,455	4,459

Cash and cash equivalents, end of year	$4,455	$4,459	$3,977

Supplementary information:
Interest paid (net of amounts capitalized)	$1,142	$787	$1,217
Income taxes paid	12	505	12
Non-cash transactions:
Property sold through decrease in long-term debt and increase in accounts receivable (note 9)	2,467	—	—
Value assigned to common shares issued:
For acquisition of Peace Arch Productions Inc. (note 7)	803	—	—

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

1.    Operations

        Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated company that creates, develops, produces and distributes film, television and video programming for world-wide markets.

2.    Future Operations

        These consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing. Management continues to review operations in order to identify additional strategies, including obtaining future sales contracts, designed to generate cash flow, improve the Company's financial position, and enable the timely discharge of the Company's obligations. If management is unable to identify sources of additional cash flow in the short term, it may be required to reduce or limit operations.

        As at August 31, 2001, the Company was in violation of certain covenants with respect to its debt and subsequent to year end, entered into an amended debt agreement as described in note 23(a). Accordingly, at December 19, 2001 the Company was in compliance with the revised covenants contained in the amended agreement. The Company believes it will remain in compliance with the financial covenants of the renewed debt throughout 2002. There can be no assurances that the covenants will be met, and future violation of the covenants could result in a requirement to immediately repay the debt.

3.    Significant Accounting Policies

  (a) Basis of Presentation

        The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada and, except as explained and quantified in note 21, comply, in all material respects, with generally accepted accounting principles in the United States.

        These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

  (b) Change in Accounting Policy

        In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 00-2 ("SOP 00-2"), " Accounting by Producers or Distributors of Films ". SOP 00-2 supercedes Statement of Financial Accounting Standards No. 53, " Financial Reporting by Producers and Distributors of Motion Picture Films " establishing new accounting standards on revenue recognition, capitalization and amortization of film costs, accounting for exploitation costs, including advertising and marketing expenses, and presentation and disclosure of related information in financial statements.

        The Company has elected to early adopt SOP 00-2 commencing with its year ended August 31, 2001 and has applied the change retroactively. Prior years' financial statements have been restated

accordingly. The effects of the change in accounting policy on the statement of operations for the years ended 1999, 2000, and 2001 are as follows:

  (i)
  Amortization of television programming increased by $2,883,000, $4,833,000, and $2,055,000, respectively.

  (ii)
  Net earnings decreased by $1,382,000, $4,080,000, and $2,055,000 (net of income taxes of $1,501,000, $753,000, and nil), respectively.

  (iii)
  Net earnings (loss) per share decreased by $0.45, $1.07, and $0.53, respectively.

        Cash outflows incurred to acquire or produce films are now required to be shown under Operating Activities on the Statement of Cash Flows. These items were previously disclosed as a component of cash flows from Investing Activities.

  (c) Revenue Recognition

  (i)
  Revenues from television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and has been delivered or is available for immediate and unconditional delivery, the license period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.

  (ii)
  Revenues from production services for third parties are recognized when the production is completed and delivered. All associated production costs are deferred and charged against earnings when the film is delivered and the revenue recognized.

  (iii)
  Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

  (d) Cash Equivalents

        Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.

  (e) Investment in Television Programming and Productions in Progress

        Investment in television programming represents the unamortized cost of completed proprietary television programs (net of related tax credits received or receivable) which have been produced by the Company or to which the Company has acquired distribution rights. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

        For episodic television series, capitalized costs are limited to the amount of revenue contracted for each episode until estimates of secondary market revenue can be established. Costs in excess of this limitation are expensed as incurred.

        Participation and exploitation costs are capitalized when they are likely to be incurred and can be reasonably determined.

        The Company records amortization based on the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Investment in television programming is recorded at the lower of remaining unamortized film costs and estimated fair value, determined on an individual program basis.

        Estimates of ultimate revenue to be received in respect of a particular film includes revenue from a market or territory only when persuasive evidence exists that such revenue will occur, or the Company has a history of earning such revenue in the market or territory.

  (f) Property and Equipment

        Property and equipment are stated at cost and amortized on the following basis:

Buildings	5% declining balance
Computers, furniture and equipment	20% declining balance
Production equipment	20% declining balance
Other	2-5 year straight line

        Equipment under capital lease is amortized using the above rates.

  (g) Deferred Costs

        Deferred costs represent financing costs, which are recognized over the term of the related financing, and development costs incurred on projects prior to production. Upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off when it is determined that they will not be recovered, normally within three years of the first capitalized transaction for each project not yet set for production.

  (h) Goodwill

        Goodwill is amortized on a straight line basis over 10 years. Management performs annual assessments to determine whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. When the future cash flows are less than the carrying value, the excess is charged against income.

  (i) Government Assistance

        The Company has access to several government programs that are designed to assist film and television production in Canada. Amounts received in respect of government programs are recorded as revenue in accordance with the Company's revenue recognition policy for completed film and television programs. Refundable tax credits are recorded as a reduction of the cost of related films as described in note 3(e).

  (j) Income Taxes

        Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

  (k) Foreign Currency Translation

        The Company's functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the end of the period. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities, which are deferred and amortized over the life of the asset or liability. For each year presented, the Company has no long-term monetary assets or liabilities denominated in a foreign currency.

  (l) Net Earnings (Loss) per Common Share

        Net earnings (loss) per common share is calculated by dividing the net earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period.

        Fully diluted earnings (loss) per common share is computed similar to basic net earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise or conversion of stock options, warrants, and convertible securities, if dilutive. The imputed interest on cash proceeds to be received on exercise of the dilutive securities is added to net earnings (loss) for the year.

  (m) Stock-Based Compensation

        The Company accounts for stock-based compensation granted to certain directors, employees, and service providers in exchange for services rendered using the intrinsic value method set out in APB Opinion No. 25. Under this method, compensation expense is recorded on the date of grant only if the then current market price of the underlying stock exceeds the exercise price. As the Company's policy is to grant options and warrants with the exercise prices equal to the market price of the underlying stock on the date of grant, no expense is typically recognized for these type of awards.

  (n) Comparative Figures

        Certain comparative figures have been restated to conform to the basis of presentation adopted for the current year.

  (o) Use of Estimates

        The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates.

        Investments in television programming are carried at the lesser of unamortized capitalized cost and estimated fair value determined on a film-by-film basis. Future changes in general economic conditions, market preferences and other factors may result in the carrying value of a particular film becoming impaired as management revises its estimates of the ultimate revenue to be received in respect of each film.

        Productions in progress, goodwill and tax credits receivable are asset accounts that also require significant use of management estimates to determine recoverability.

4.    Accounts Receivable

	2000	2001
Trade receivables	$6,011	$4,448
Tax credits receivable	10,207	23,729
Income taxes recoverable	225	26

	$16,443	$28,203

        Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. The credits are recorded as a reduction to the related investment in television programming in the period in which the related production is completed and then amortized in accordance with note 3(e). All amounts are subject to final determination by the relevant tax authorities. During the year, tax credits aggregating $13,538,134 were recorded (2000 - $7,814,639).

5.    Investment in Television Programming

	2000		2001
	(restated—note 3(b))
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Television movies	$6,895	$5,973	$7,910	$6,376
Television series	113,864	112,226	164,926	162,793

	120,759	118,199	172,836	169,169

Net book value		$2,560		$3,667

        Investment in television programming is expected to be amortized not less than 80% within the next three years. The portion that is expected to be amortized during the next year is $2,141,000.

        As at August 31, 2001, the Company has no accrued participation costs that it expects to pay in the next year.

6.    Property and Equipment

	2000		2001
	(restated—note 3(b))
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Land	$5,203	$—	$5,203	$—
Buildings	1,286	182	1,383	249
Computers, furniture and equipment	413	270	488	322
Production equipment	1,350	679	1,352	799
Equipment under capital lease	325	54	325	108
Other	29	24	38	34

	8,606	1,209	8,789	1,512

Net book value		$7,397		$7,277

7.    Goodwill and Trademarks

        Effective September 1, 1996, the Company acquired 100% of the shares of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.), for consideration of 22,500 common shares at a deemed price of $10.00 per common share and contingent consideration of 350,000 cancelable performance shares at a deemed price of $0.10 per common share. The shares were comprised of 50% Class A shares and 50% Class B shares. The performance shares were releasable from escrow at a rate of one share for every $10.00 of cash flow generated by Peace Arch Productions Inc. Goodwill recorded at the time of acquisition was $318,232.

        The Company recorded additional goodwill at the time the performance shares were releasable from escrow. During the year ended August 31, 1998, 200,000 of the performance shares were released from escrow, resulting in an increase in purchase goodwill and share capital of $1,980,000. During the year ended August 31, 1999, the remaining 150,000 performance shares were earned and additional purchase goodwill and share capital in the amount of $802,500 was recorded. On September 28, 1999, the remaining shares were released from escrow.

        During the year ended August 31, 2001, the Company wrote off the remaining unamortized cost of goodwill of $2,665,000 related to its 1996 acquisition of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.) in accordance with Company policy as described in note 3(h).

8.    Bank Indebtedness

        Bank indebtedness is drawn under a credit facility of up to $29.5 million (August 31, 2000 - $25 million) for production financing and is comprised of demand loans bearing interest at prime plus 1% per annum with monthly payments of interest only withdrawn from reserves held by the bank. As at August 31, 2001, the prime rate was 5.75% (August 31, 2000 - 7.50%). The loans are secured by the refundable tax credits and distribution rights of the film properties to which the loans relate and a general security agreement.

9.    Deferred Gain

        In August 1999, the Company sold one of its three properties for gross proceeds of $3,265,000. As consideration, the Company received cash in the amount of $550,000 and a note in the amount of $817,295 bearing interest at 12% per annum. The principal was due and repaid in the year ended August 31, 2000. The gain on the sale in excess of the present value of the minimum lease payments, being $284,528, was realized in 1999. The remaining amount of $513,493 was deferred and amortized over the two year minimum lease term.

        As at August 31, 2001, the deferred gain has been fully amortized.

10.  Acquisition of MVP Movie Vista Productions Inc.

        Effective August 31, 2000, the Company acquired 100% of the issued and outstanding shares of MVP Movie Vista Productions Inc. for cash consideration of $476,975. Assets acquired included film rights and tax loss carry-forwards valued at $1,566,762. The benefit of the tax loss carry-forwards has not been reflected in the financial statements.

11.  Future Income Taxes

        Temporary differences give rise to the following future income tax assets and liabilities at August 31:

	2000	2001
	(restated—note 3(b))
Future income tax assets:
Property and equipment	$64	$119
Share issue costs	503	298
Investment in television programming	2,714	278
Deferred gain	80	2
Other	75	112
Losses available for future periods	2,227	9,110

Gross future tax assets	5,663	9,919
Valuation allowance	(5,464)	(9,851)

Net future income tax assets	199	68
Future income tax liabilities:
Property and equipment	(156)	(68)
Investment in television programming	—	—
Other	(43)	—

	$-	$—

        At August 31, 2001 the Company has approximately $23,007,000 in non-capital losses available for deduction against taxable income in future years. These losses expire as follows:

2002	$808
2003	265
2004	374
2005	919
2006	1,358
2007	1,335
2008	17,948

$23,007

        The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

	Years ended August 31,
	1999	2000	2001
Corporate statutory income tax rate	45.6%	(45.6)%	(45.0)%
Add (deduct) the effect of:
Utilization of previously unrecognized tax losses	(18.1)	(7.4)	(0.4)
Expenses not deductible for income tax purposes	46.6	13.5	2.4
Change in valuation allowance on future tax assets	(16.8)	48.3	45.3

Effective tax rate	57.3%	8.8%	2.3%

12.  Debt

		2000	2001
(i)	Mortgage due Nov 1, 2001 bearing interest at 7.55% per annum with aggregate monthly payments of principal and interest of $9, secured by a first mortgage on property	$897	$863
(ii)	Mortgage due March 1, 2002 bearing interest at 7.95% per annum with aggregate monthly payments of principal and interest of $25, secured by a first mortgage on property	2,519	2,392
(iii)	Loans to purchase equipment, bearing interest at an average annual rate of the bank rate plus 2.0% secured by the equipment acquired.	14	—
(iv)	Debentures having a face value of $7,900 (recorded net of $322 deemed debt discount) bearing interest at 14% per annum, payable quarterly, and 4% interest compounded quarterly, payable at maturity. The debt is secured by a charge on the assets of the Company, and due Feb 16, 2002. With the consent of the Lender, up to 75% of the principal may be extended for a further 18 months (notes 13(c)(ii), 13(c)(iii), and 23(a)).	7,578	7,799
(v)	Capital leases to purchase equipment, bearing interest from 7.2 to 10.2% per annum, secured by the equipment acquired.	244	161

		$11,252	$11,215

        As at August 31, 2001, the Company was in violation of certain financial covenant requirements under the Loan Agreement dated August 16, 2000 in connection with the debentures issued (notes 12(iv) and 23(a)).

        Of the $7,900,000 debt issued (note 12(iv)), $350,000 was to related parties. Included with the issuance were warrants to purchase 210,000 Class A and 27,000 Class B shares at an exercise price of $5.00 per share (note 13(c)(ii)). A value of $331,650 has been attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount is being amortized against income as interest expense over the term of the debentures, and has a current unamortized value of approximately $101,536.

        Also in connection with the debt issue, the Company granted as contingent compensation in the event of an extension at February 16, 2002, warrants to purchase 105,000 Class A and 13,500 Class B shares at an exercise price of $5.00 per share (note 13(c)(ii)). Subsequent to the year end, the Company entered into a new loan agreement and cancelled 85,205 Class A warrants granted as contingent consideration. The remaining 19,795 Class A warrants and 13,500 Class B warrants were re-priced to $1.20 and expire February 16, 2004 (note 23(a)).

        Principal due in each of the next five fiscal years ending August 31 is approximately as follows:

2002	$11,136
2003	79
2004	—
2005	—
2006	—

$11,215

13.  Share Capital

  (a) Issued

        In 1999, every five common shares were consolidated and reclassified into one Class A Multiple Voting share and one Class B Subordinate Voting share. Class A shares are entitled to ten votes per share and Class B shares are entitled to one vote per share. Each Class A share is convertible at any time into one Class B share at the option of the holder. The information in these consolidated financial statements has been restated to reflect the share consolidation and reclassification.

	Class A		Class B
	Number of Shares	Amount	Number of Shares	Amount	Total Amount
Balance, August 31, 1998	1,512,965	$13,088	1,512,978	13,090	$26,178
Change during the year:
Tax recovery, prior year share issue costs	—	168	—	168	336
Performance shares released from escrow (note 7)	—	390	—	413	803
Issued for cash on exercise of stock options	5,000	37	5,000	37	74
Issued for cash, pursuant to public offering	—	—	750,000	5,601	5,601
Less share issue costs	—	(1)	—	(1,513)	(1,514)

Balance, August 31, 1999	1,517,965	13,682	2,267,978	17,796	31,478
Change during the year:
Issued for cash on exercise of stock options	—	—	36,800	202	202
Converted	(130,174)	(1,173)	130,175	1,173	—
Less share issue costs, net of tax benefit	—	29	—	(35)	(6)

Balance, August 31, 2000	1,387,791	12,538	2,434,953	19,136	31,674
Change during the year:
Issued for cash on exercise of stock options	—	—	65,100	196	196
Converted	(281,916)	(2,611)	281,916	2,611	—
Less share issue costs, net of tax benefit	—	63	—	(63)	—

Balance, August 31, 2001	1,105,875	$9,990	2,781,969	$21,880	$31,870

        Shares issued for non-cash consideration have been valued at their estimated fair value at the date of issuance.

  (b) Options

        In 1997, the Company adopted a stock option plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 115,950 Class A and 650,000 Class B shares authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have terms between three and five years and vest and become fully exercisable immediately or up to 21 months.

        As at August 31, 2001, the following stock options were outstanding.

		Options Outstanding		Options Exercisable
Expiry Date	Exercise Price Per Share
		Class A	Class B	Class A	Class B
January 24, 2001	$11.20	—	—	—	—
March 29, 2001	14.00	—	—	—	—
May 9, 2001	19.40	—	—	—	—
October 15, 2001	13.50	750	750	750	750
June 2, 2002	13.00	15,575	15,575	15,575	15,575
January 13, 2003	5.50	—	116,800	—	116,800
February 2, 2003	US 5.00	—	57,000	—	57,000
February 2, 2003	US 6.00	—	—	—	—
February 2, 2003	US 7.00	—	—	—	—
March 23, 2003	9.50	45,500	45,500	45,500	45,500
July 27, 2003	5.00	—	48,500	—	48,500
November 19, 2003	7.50	2,800	2,800	2,800	2,800
December 21, 2003	3.00	—	25,000	—	25,000
February 1, 2004	11.25	—	—	—	—
February 16, 2004	9.50	10,000	10,000	10,000	10,000
March 29, 2004	3.35	—	25,000	—	25,000
April 9, 2004	3.60	—	20,000	—	13,333
April 12, 2004	3.60	—	142,500	—	142,500
July 24, 2004	4.75	—	22,000	—	22,000

		74,625	531,425	74,625	524,758

Weighted average remaining contractual life		1.50 years	2.00 years	1.50 years	2.00 years

	Class A		Class B
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Balance, August 31, 1998	151,325	11.37	151,325	11.37
Granted	32,500	8.79	32,500	8.79
Exercised	(5,500)	(8.00)	(5,500)	(8.00)
Expired or cancelled	(19,975)	(10.11)	(19,975)	(10.11)

Balance, August 31, 1999	158,350	11.11	158,350	11.11
Granted	—	—	346,570	6.08
Exercised	—	—	(36,800)	(5.50)
Expired or cancelled	(31,900)	(10.90)	(61,850)	(8.54)

Balance, August 31, 2000	126,450	11.17	406,270	7.72
Granted	—	—	302,600	3.49
Exercised	—	—	(65,100)	(3.00)
Expired or cancelled	(51,825)	(12.57)	(112,345)	(9.70)

Balance, August 31, 2001	74,625	10.20	531,425	5.47

        At August 31, 2001, a total of 599,383 options were exercisable (August 31, 2000 - 467,071; August 31, 1999 - 215,866) at a weighted average exercise price of $6.08 (August 31, 2000 - $8.79; August 31, 1999 - $11.89).

  (c) Warrants

  (i)
  In 1999, 750,000 Class B shares were issued by way of public offering. In connection with the public offering, the Company granted as compensation a warrant to purchase up to 75,000 Class B shares at an exercise price of $US 6.75 per share. The warrant is exercisable for a period of four years beginning one year after August 3, 1999, and may not be transferred, assigned or hypothecated for a period of one year, except to officers of the underwriter and any successors to the underwriter.

  (ii)
  In connection with the debentures issued in 2000 (note 12(iv)), the Company issued share purchase warrants to purchase an aggregate 210,000 Class A shares and 27,000 Class B shares, all at an exercise price of $5.00 per share, exercisable for a period of 42 months from August 16, 2000.

    The Company agreed to grant additional warrants to purchase 105,000 Class A shares and 13,500 Class B shares, at an exercise price of $5.00 per share, in the event that an extension is granted at maturity. In the event of an extension, the warrants will expire February 16, 2004.

  (iii)
  During the year, in connection with the debentures issued in 2000 (note 12 (iv)), the Company granted as consideration to the debentureholders for a release of certain security interests warrants to purchase up to 100,000 Class B shares at an exercise price of $5.30 per share. The warrants are exercisable for a period of six months following the due date of the debenture on February 16, 2002. As the warrants were granted at an exercise price equal to the market value of Company's shares on the date of grant, no expense has been recorded.

  (iv)
  Also during the year, the Company granted as partial compensation to retain an investment banker as its financial advisor a warrant to purchase up to 100,000 Class B shares at an exercise price of $US 2.72, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company's shares on the date of grant, no compensation expense has been recorded.

        For each of the periods presented, warrants were outstanding to acquire common shares as indicated in the table. For 1999, the number of shares shown in the following table represent 1/2 Class A shares and 1/2 Class B shares.

				2001
Expiry Date	Exercise Price Per Share
		1999	2000	Class A	Class B
October 21, 2000	$6.25	100,000	100,000	—	—
August 16, 2002	5.30	—	—	—	100,000
February 16, 2004	5.00	—	237,000	210,000	27,000
August 3, 2004	US 6.75	—	75,000	—	75,000
April 16, 2006	US 2.72	—	—	—	100,000

		100,000	412,000	210,000	302,000

  (d) Dividends

        Covenants attached to the debentures limit the Company's ability to pay dividends without the approval of the lenders.

14.  Interest Expense

	Years ended August 31,
	1999	2000	2001
Interest expense:
Long-term debt	$727	$417	$1,928
Other	461	518	9
Interest capitalized	240	82	1,066

15.  Net Earnings (Loss) Per Common Share

        Net earnings (loss) per common share has been calculated by dividing into net earnings (loss) the weighted average number of common shares outstanding, including issued shares held in escrow, after giving retroactive effect to the share consolidation and reclassification on July 20, 1999 (note 13(a)). The weighted average number of shares outstanding for each of the years presented is as follows:

	Years ended August 31,
	1999	2000	2001
Basic	3,083,121	3,806,292	3,843,929
Fully diluted	3,093,600	3,806,292	3,843,929

16.  Changes in Non-Cash Operating Working Capital

	Years ended August 31,
	1999	2000	2001
Accounts receivable	$(8,848)	$3,458	$(11,760)
Productions in progress	8,460	(12,191)	12,598
Prepaid expenses and deposits	75	(590)	423
Accounts payable and accrued liabilities	3,343	3,421	2,781
Deferred revenue	(6,789)	4,358	(5,147)

	$(3,759)	$(1,544)	$(1,105)

17.  Government Assistance

        During the year ended August 31, 2001, the Company received $1,369,470 (2000 - $1,369,471; 1999 - nil) in production assistance and $2,350,000 (2000 - $100,000; 1999 - nil) in equity participation from government sources. The production assistance is not repayable and the equity participation is repayable from distribution revenues in respect of which the financing was made.

        Deferred revenue as at August 31, 2001 includes nil (2000 - $1,369,471; 1999 - nil) in production assistance and nil (2000 - $100,000; 1999 - nil) in equity participation obtained from government sources during the year.

18.  Related Party Transactions

        Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	Years ended August 31,
	1999	2000	2001
Production fees paid to a director of the Company	$1,956	$—	—
Consulting fees paid to companies owned by officers and directors of the Company.	$70	$—	—

19.  Financial Instruments

  (a) Fair Values

        As at August 31, 2001, 2000 and 1999, the Company's financial instruments included cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and amounts due to directors and shareholders. As at these dates, the carrying value of these financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits and short-term notes included in accounts receivable, which are receivable over a period of up to two years. As at August 31, 2001, the fair value of tax credits receivable is estimated to be $22,643,065 (August 31, 2000—$9,638,185) based on discounted cash flows to the expected timing of receipt of the tax credits.

        Also included as a financial instrument is long-term debt consisting of mortgages, demand loans and debentures. The fair value of long-term debt has been estimated to approximate carrying value based upon discounting future cash flows at the rate currently offered for debt that is estimated by management to be of similar maturity and credit quality.

  (b) Concentration of Credit Risk

        Although all of its revenue is generated from production in Canada, the Company derived over 77% (2000 - 84%, 1999 - 85%) of its revenues from export sales to the U.S. and Europe.

        In the year ended August 31, 2001, two customers represented 19% each, a third represented 16%, a fourth represented 11%, a fifth represented 9%, a sixth represented 7%, and two represented 5% of total revenues.

        In the year ended August 31, 2000, one customer represented 48%, a second represented 21%, a third represented 13%, and a fourth represented 7% of total revenues.

        In the year ended August 31, 1999, one customer represented 36%, two customers represented 14% each, and a fourth customer represented 14% of total revenues.

        At August 31, 2001, approximately 84% (August 31, 2000 - 62%) of accounts receivable was comprised of refundable federal and provincial tax credits. These credits are subject to audit by the appropriate regulatory authorities.

  (c) Currency Risk

        During the year ended August 31, 2001 the Company derived approximately 59% (2000 - 41%; 1999 - 74%) of its revenues in U.S. funds. The Company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received. The Company earns revenue in foreign currencies and employs from time to time derivative instruments to reduce its exposure to foreign currency risk.

  (d) Interest Rate Risk

        The Company's exposure to interest rate risk is limited to the cash flow risk associated with variable rate debt as disclosed in notes 8 and 12.

20.  Segmented Information

        The Company manages its operations in two business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world (note 19(b)). Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

	Production Services	Proprietary Programming	Other	Total
1999
Revenue	$3,765	$47,298	$484	$51,547
Gross profits	1,220	4,089	154	5,463
Total assets	1,597	37,471	1,638	40,706

2000
Revenue	$2,853	$31,723	$862	$35,438
Gross profits	696	579	862	2,137
Total assets	1,553	49,678	109	51,340

2001
Revenue	$9,017	$45,860	$522	$55,399
Gross profits	620	(5,110)	522	(3,968)
Total assets	10,349	35,354	1,567	47,270

        Gross profits are comprised of revenue less amortization of television programming, production costs, and other costs of production and sales.

        In 2001 and 2000, revenues from other business include interest earned on short term investments and government assistance. In 1999 revenues from other business were mainly attributable to the rental of production assets.

21.  United States Generally Accepted Accounting Principles

        These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). Material differences to these consolidated financial statements are as follows:

  (a) Earnings Per Share:

        Under US GAAP, shares that are contingently returnable to treasury are excluded from the weighted average number of shares outstanding for purposes of the calculation of basic earnings per share for all periods prior to the period in which the contingency is resolved and the shares are released from escrow. They would be included in diluted earnings per share prior to release under certain limited circumstances (see note 7).

        In addition, under US GAAP the weighted average number of shares used in the calculation of diluted earnings per share would be calculated by the treasury stock method whereby it is assumed that proceeds received by the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market.

        The effect of these items would be to reduce the weighted average number of shares outstanding to:

	Years ended August 31,
	1999	2000	2001
Basic	2,935,202	3,794,714	3,843,929
Diluted	2,954,319	3,808,430	3,843,929

  (b) Application of US GAAP:

  (i)
  As described in note 9, for Canadian accounting purposes, during the year ended August 31, 1999, the Company recognized a partial gain on the sale of real estate. For US GAAP purposes, no gain is recognized due to the existence of a note receivable. Under US GAAP, this transaction would be accounted for using the finance method.

  (ii)
  As discussed in note 3(b), the Company has changed its accounting policy for accounting for film costs. For Canadian accounting purposes, changes in accounting policy are applied retroactively with the prior years' financial statements restated accordingly. For US GAAP purposes, changes in accounting policy are applied prospectively with a cumulative adjustment to the current year's financial statements.

  (iii)
  As described in note 13(c)(iv), the Company granted warrants to retain an investment banker as its financial advisor. As discussed in note 3(m), for Canadian accounting purposes, the Company accounted for these warrants using the intrinsic value method and did not record an adjustment for compensation expense. For US GAAP purposes, compensation expense would be recorded based on the fair value of the warrants at the date of grant.

        The effect of these differences on net earnings (loss) and earnings (loss) per share (calculated by reference to the weighted average number of shares outstanding) under US GAAP would be as follows:

	Years ended August 31,
	1999	2000	2001
Net earnings (loss), Canadian GAAP	$471	$(3,268)	$(14,280)
Gain on sale of asset, net of income tax (note 21(b)(i))	(187)	187	—
Adjustment to reflect change in accounting for film costs, net of income tax (note 21(b)(ii))	1,382	4,080	—
Stock compensation expense to service providers (note 21(b)(iii))	—	—	(24)

Net earnings (loss) before cumulative adjustment to reflect change in accounting for films costs, US GAAP	1,666	999	(14,304)
Cumulative adjustment to reflect change in accounting for film costs (note 21(b)(ii))	—	—	(10,736)

Net earnings (loss), US GAAP	$1,666	$999	$(25,040)

        Basic net earnings (loss) per share, US GAAP:

	Years ended August 31,
	1999	2000	2001
Net earnings (loss) before cumulative adjustment to reflect change in accounting for films costs, US GAAP	$0.56	$0.26	$(3.72)
Cumulative adjustment to reflect change in accounting for film costs	—	—	(2.79)

Net earnings (loss), US GAAP	$0.56	$0.26	$(6.51)

        Diluted net earnings (loss) per share, US GAAP:

	Years ended August 31,
	1999	2000	2001
Net earnings (loss) before cumulative adjustment to reflect change in accounting for films costs, US GAAP	$0.56	$0.26	$(3.72)
Cumulative adjustment to reflect change in accounting for film costs	—	—	(2.79)

Net earnings (loss), US GAAP	$0.56	$0.26	$(6.51)

        Under US GAAP, total assets and shareholders' equity would be:

	Years ended August 31,
	1999	2000	2001
Total assets	$51,330	$64,330	$47,270
Shareholders' equity	25,539	27,065	1,541

  (c) Stock-Based Compensation

        As described in notes 13(b) and 13(c)(iv), the Company has granted stock options and warrants to certain directors, employees, and service providers. These options and warrants are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on awards to employees by the intrinsic value basis set out in APB Opinion No. 25. As options and warrants are granted at exercise prices based on the market value of the Company's shares at the date of grant, no adjustment for compensation expense is required.

        Under SFAS 123, where a company chooses to continue to apply APB Opinion No. 25 in its basic financial statements, supplementary pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to an option-pricing model that takes into account the stock price of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option.

        The calculations applied have assumed that the expected life of all options granted equals 60% of the maximum term. Based on actual experience, no dividends will be paid, and expected average volatility and risk free interest rates are:

	Years ended August 31,
	1999	2000	2001
Volatility %	43	57	104
Risk free interest rate %	4.86	6.38	4.40

        Unaudited pro forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

	Years ended August 31,
	1999	2000	2001
Earnings (loss), US GAAP	$1,666	$999	$(25,040)
Stock compensation expense	(403)	(753)	(589)

Pro forma earnings (loss), US GAAP	$1,263	$246	$(25,629)

Pro forma basic earnings (loss) per share, US GAAP	$0.43	$0.06	$(6.67)

        The per share weighted average fair value of stock options granted during 2001 was $3.58 (2000 - $5.78; 1999 - $7.96) on the date of grant using the Black Scholes option-pricing model with the assumptions reported above.

  (d) Supplementary Information—Allowance for Doubtful Accounts:

        Accounts receivable is disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the periods presented are as follows:

	Years ended August 31,
	1999	2000	2001
Balance, beginning of period	$316	$304	$66
Charges to expenses:
Expensed	37	25	911
Recovered/written-off	(49)	(263)	(927)

Balance, end of period	$304	$66	$50

22.  Contingency

        The Company has guaranteed a loan to a maximum of US$2,074,750 on behalf of a co-production partner. As at August 31, 2001, the amount of the outstanding related debt was US$2,016,317.

23.  Subsequent Events

  (a)
  Subsequent to August 31, 2001, the debentureholders granted the Company a forbearance expiring November 30, 2001 (note 2).

    On September 12, 2001 and October 15, 2001, the Company repaid $750,000 and $1,462,838 (note 23(c)), respectively, of the outstanding debentures. On December 17, 2001, the Company repaid a further $1,200,000 of the outstanding debentures under the amended Loan Agreement.

    On November 30, 2001 the Loan Agreement was amended to extend the maturity date to December 31, 2002. Under the amendment, with the exception of an aggregate $251,963 of debentures due to officers of the Company, the interest rate was increased to 36% per annum, compounded monthly, and payable monthly. In addition, the financial covenants were amended December 19, 2001 to provide that the Company is no longer in violation as at December 19, 2001. No principal payments are due within the next year.

    In connection with the amendment to the Loan Agreement, the Company granted as consideration to the debentureholders, warrants to purchase up to 230,000 Class B shares at an exercise price of $1.20 exercisable to June 30, 2003. Also in connection with the amendment, the Company canceled 85,205 Class A warrants and re-priced to $1.20 per share from $5.00 per share the remaining 19,795 Class A warrants and 13,500 Class B warrants originally granted as contingent consideration in the event of an extension of the original Loan Agreement at February 16, 2002 (notes 12 and 13(c)(ii)). As a result of the amendment to the Loan Agreement, the re-priced warrants vested immediately and will expire February 16, 2004.

  (b)
  Subsequent to the year end, the Company converted $6,626,297 of accounts payable due to an unsecured creditor into a three year loan bearing interest at 10% per annum and payable monthly. The loan is secured by a general charge on the assets of the Company and a specific charge on copyright for certain of the Company's television programs. Principal payments of $750,000 are due within the next year.

  (c)
  Subsequent to the year end, the Company sold two of its real estate properties:

  (i)
  The first property sold for a gain of $109,170. Net proceeds from the sale of $2,327,963 were used to repay the balance of the mortgage due on November 1, 2001 in the amount of $865,125 (note 12(i)) and a portion of the outstanding debentures in the amount of $1,462,838 (note 23(a)).

  (ii)
  The Company has entered into an agreement to sell the second property for $4,720,000 for a gain of $738,000. The closing date of the sale is January 7, 2002.

DECLARATION

Pursuant to the mail out of the Company's 2002 Annual General Meeting mail out, this is to advise that:

1.
I did, on the 17th day of January, 2002, deliver by first class ordinary mail to each common shareholder of the Company at the address that appears on the Share Register of the Company and to the regulatory authorities and have distributed to the Intermediaries and Service Companies in accordance with National Policy 41, the following documents:

(a)
Notice of Annual General Meeting;

(b)
Information Circular;

(c)
Proxy;

(d)
Return Card;

(e)
2001 Annual Report;

(f)
Return Envelope.

        copies of which are attached hereto.

2.
I mailed the above-mentioned documents as aforesaid by causing them to be delivered to one of Her Majesty's Post Offices with postage prepaid on the 17th day of January, 2002.

PEACE ARCH ENTERTAINMENT GROUP INC.

/s/ FERN ROA

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEACE ARCH ENTERTAINMENT GROUP INC. (Registrant)
Date January 17, 2002	By:	/s/ JULIET JONES (Signature)* Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

        This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

        Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was—ade public by that exchange, or (iii) distributes or is required to distribute to its security holders.

        The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

        This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

        If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

        This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

        Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

        Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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APPENDIX 2
NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS
INFORMATION CIRCULAR AS AT AND DATED 1ST JANUARY 2002
REVOCABILITY OF PROXY
PERSONS OR COMPANIES MAKING THE SOLICITATION THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
ELECTION OF DIRECTORS
EXECUTIVE COMPENSATION (Form 41, B.C. Securities Act)
LONG TERM INCENTIVE PLANS— AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR
OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES
Composition of the Compensation Committee
Report on Executive Compensation
Total Return on $100 Investment For the period from July 19, 1999 to August 31, 2001
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
APPOINTMENT OF AUDITORS
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
PARTICULARS OF MATTERS TO BE ACTED UPON
SCHEDULE "A" PEACE ARCH ENTERTAINMENT GROUP INC. STATEMENT OF CORPORATE GOVERNANCE
SCHEDULE "B" PEACE ARCH ENTERTAINMENT GROUP INC. APPROVAL OF PRIVATE PLACEMENTS
PEACE ARCH ENTERTAINMENT GROUP INC. Suite 500, 56 East 2nd Avenue Vancouver, B.C., Canada, V5T 1B1 Tel: (604) 681-9308 Fax: (604) 681-3299 THIS PROXY IS SOLICITED BY THE MANAGEMENT OF PEACE ARCH ENTERTAINMENT GROUP INC. PROXY FOR THE 2002 ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON THURSDAY, 21ST FEBRUARY 2002
NOTES TO FORM OF PROXY
RETURN CARD
PEACE ARCH ENTERTAINMENT GROUP INC. American Stock Exchange—Symbol PAE Toronto Stock Exchange—Symbol PAE.A, PAE.B ANNUAL REPORT For the Years Ended August 31, 1999, 2000 and 2001
AUDITORS' REPORT TO THE SHAREHOLDERS
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED BALANCE SHEETS As at August 31, 2000 and 2001 (Expressed in thousands of Canadian dollars)
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED STATEMENTS OF OPERATIONS For the Years Ended August 31, 1999, 2000 and 2001 (Expressed in thousands of Canadian dollars except per share information)
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED STATEMENTS OF DEFICIT For the Years Ended August 31, 1999, 2000 and 2001 (Expressed in thousands of Canadian dollars)
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the Years Ended August 31, 1999, 2000 and 2001 (Expressed in thousands of Canadian dollars)
PEACE ARCH ENTERTAINMENT GROUP INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)
DECLARATION
SIGNATURES
GENERAL INSTRUCTIONS